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# Alvaro S.

CTO + Co-Founder, Caribu

Miami Beach, Florida · See 500+ connections · **See contact info**

 **Caribu**

**Imperial College London Business School**

## About

Full-stack integrator: functional understanding of each component while also capable of connecting various tiers and managing each expert to make great things happen.

## Experience

 **Co-Founder**

Caribu

Sep 2013 – Present · 5 yrs 10 mos
London, United Kingdom

Caribu is a shared reading experience for the iPad. It brings together interactivity and education to create an exciting communication tool for the modern family. Find out more at caribuapp.com.

 Caribu | Video calling and reading for...

**Co-Founder**

LinnDo

2013 – 2015 · 2 yrs
London, United Kingdom
Design agency specializing in branding and development.
• Designed and developed web and brand identity for 10+ clients like the London Notting Hill Carnival and Football Radar

**Global Services Solutions Consultant**

Telvent, Schneider Electric

Jun 2011 – Aug 2011 · 3 mos
Madrid

· Analyzed requirements and developed managed services solutions for clients ranging from international sector leaders to medium businesses
· Met with potential and current clients to gather and establish pre-requisites and business needs... See more

**Shared Systems Engineer**

Terremark

Jun 2010 – Aug 2010 · 3 mos
Miami

•Responsible for the setup, configuration and maintenance of managed hosting servers running ESXi 4.0 OS

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### Co-Founder
JAMedia

Sep 2008 – Jun 2010 · 1 yr 10 mos

• Support bands with a full range of management and production services from venue placement and logistics to album / single recording (studio time and production)
• Represented clients during performance negotiations to maximize revenue while ensuring large audiences... See more

**Show 2 more experiences** ⌄

## Education

### Imperial College London Business School
Master's Degree, Innovation, Entrepreneurship and Management, Merit
2012 – 2013

### Universidad San Pablo-CEU
Engineer's Degree, Computer Science, Distinction
2007 – 2012

### Universidad Antonio de Nebrija
Engineer's Degree, Industrial & Automotive Engineering
2005 – 2007

## Skills & Endorsements

**Web Development** · 15

**Andre Nakkurt and 14 connections** have given endorsements for this skill

**Entrepreneurship** · 14

Endorsed by **Andre Nakkurt, who is highly skilled at this**

**JavaScript** · 9

**Andre Nakkurt and 8 connections** have given endorsements for this skill

**Show more** ⌄

## Recommendations

**Received (1)**    Given (3)

### Gustavo Garcia
Global Solutions Architect at Equinix

August 7, 2013, Gustavo was senior to Alvaro but didn't manage directly

Alvaro showed a keen ability plan and coordinate, organize, and resolve problems in simple and practical ways.



















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